Mail Stop 3561

September 21, 2007

Mr. Mark M. Jacobs
President and Chief Executive Officer and Chief Financial Officer
Reliant Energy, Inc.
1000 Main Street
Houston, Texas 77002

>   **Re: Reliant Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 28, 2007**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
>   **Filed August 2, 2007**
>   **File No. 1-16455**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 33

1. In future filings, please revise your presentation of the contractual obligations table to conform to the tabular format prescribed by paragraph (a)(5)(i) of Item 303 of Regulation S-K. In this regard, we note the present maturity categories for your contractual obligations do not comply with the prescribed format. If you believe your presentation is preferable, please explain. Otherwise, please revise.

Controls and Procedures, page 44

2. We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective in alerting them on a timely basis to material information required to be included in your reports filed or submitted under the Securities Exchange Act of 1934, as amended. To the extent you elect to include a definition of disclosure controls and procedures in future filings, please expand your discussion to provide the entire definition prescribed by Exchange Act Rules 13a-15(e) and 15d-15(e). Accordingly, please expand your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified and that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Financial Statements

Consolidated Balance Sheets, page F-6

3. Please disclose separately in the balance sheet or in the notes to your financial statements any item in excess of five percent of total current liabilities included in "Other". If none, please supplementally provide the components comprising the balance.

(2) Summary of Significant Accounting Policies, page F-14

(e) Credit Risk, page F-18

4.   We note from your disclosure that two non-investment grade counterparties
        represented a significant portion of your credit exposure as of December 31, 2006
        and 2005. We further note that you hold no collateral from these counterparties.
        Please tell us, and expand your disclosure in future filings to indicate, whether
        you have established reserves for such credit exposure. In your response tell us
        how, if at all, any established reserves pertaining to your exposure on non-
        investment grade counterparty risk relates to the amounts presented in the
        "Reserves deducted from derivative assets" in Schedule II on page F-71.

 (4) Intangible Assets, page F-21

(a) Goodwill, page F-21

5.   We note the numerous impairment tests you performed during the last three fiscal
        years. For each of the tests, please tell us whether you had to perform the second
        step of the goodwill impairment test in accordance with paragraph 20 of SFAS
        142 due to the carrying amount of the reporting unit exceeding its fair value. To
        the extent the second step was performed, please explain in detail why no
        impairment loss resulted. We may have further comment.

 (5) Derivatives and Hedging Activities, page F-23

6.   We note your disclosure in footnote 3 on page F-24 of the per share impact during
        2006 resulting from the change in your methodology for estimating the fair value
        of derivative instruments. For the reasons contained in the second to last
        paragraph in ASR 142, per share measurements, other than those permitted by
        GAAP, specifically APBO No. 30, should generally be avoided in the financial
        statements and selected financial data. Such per share measurements are not
        prohibited in MD&A but should be balanced. Accordingly, please remove this per
        share disclosure from future filings.

(6) Debt, page F-25

(c) Credit Facilities and Debt, page F-27

Convertible Senior Subordinated Notes, page F-28

7.   We note from your disclosure that on December 21, 2006, you completed an exchange offer for your 5.00% convertible senior subordinated notes resulting in the issuance of an aggregate of 28.6 million shares of your common stock and the payment of a cash premium of $41 million. It appears you offered cash inducement in order to incent holders to convert their notes at the embedded conversion rate. If our understanding is not correct, please clarify it with the terms of the offer. If our understanding is correct please provide the following:

   - The journal entries you recorded to account for this exchange offer. Please also show us how the loss was calculated including any supplemental calculation of fair value. Explain in detail why cash paid exceeded the amount of recognized loss. We assume the transaction constituted an inducement offer and you applied paragraph 3 of SFAS 84. If otherwise, please explain the accounting literature or practice followed.

   - The amount of any discount or premium associated with the notes along with any deferred debt expenses and how such items were accounted for upon conversion.

   We may have further comment.

Orion Power Holdings Senior Notes, page F-28

8.   Please supplementally quantify the amounts of acquisition adjustment related to the senior notes amortized to interest expense during the years ended December 31, 2006, 2005 and 2004. Please tell us where in operating activities these amounts are reported in your statements of cash flows and why they are not separately line itemed. To the extent material, please also expand your liquidity and capital resources discussion to discuss the cash flow impact of the amortization of the credit and related cash interest payments.

 (10) Stock-Based Incentive Plans and Benefit Plans, page F-31

9.   We note from your footnote disclosures on page F-36 that you estimate volatility for option awards under the Key Employee Program based on a combination of historical and implied volatility of your common stock and that you estimate

volatility for awards under your Employee Stock Purchase Plan based only on historical volatility. Please tell us your basis for utilizing different assumptions for these awards.

Form 8-K, Filed August 20, 2007

10.   We note that on August 20, 2007 your Channelview subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the District of Delaware and that these entities will continue to operate their businesses as debtors-in-possession. Please tell us the impact, if any, that you expect the petitions will have on your results of operations for the quarter ended September 30, 2007. To the extent you anticipate no impact, please provide the basis for your conclusion.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant